Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated September 9, 2004, with respect to the statement of revenue and certain expenses of TRC Pinnacle Towers, L.L.C. for the year ended December 31, 2003 included in Corporate Office Properties Trust’s Current Report on Form 8-K dated April 15, 2004 and filed on September 22, 2004 incorporated by reference in the Registration Statement (Form S-3 No. 333-108785) and related Prospectus of Corporate Office Properties Trust for the sale of 2,000,000 shares of its common shares of beneficial interest.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
September 21, 2004